SEC FILE NUMBER
001-41558

CUSIP NUMBER
71422P204

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Checkone):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: September 30, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Permex Petroleum Corporation

Full Name of Registrant

N/A

Former Name if Applicable

2911 Turtle Creek Blvd., Suite 925

Address of Principal Executive Office (Street and Number)

Dallas, Texas 75219

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

x	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

x	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Permex Petroleum Corporation (the “Company”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended September 30, 2022 (the “2022 Form 10-K”) within the prescribed time period because the Company will need additional time to finalize the Company’s annual financial statements for the year ended September 30, 2022 to be filed with the 2022 Form 10-K mostly due to the Company changing its accounting standards from International Financial Reporting Standards (IFRS) to United States Generally Accepted Accounting Principles (US GAAP) during the year ended September 30, 2022, combined with the resignation of the Company’s former independent auditor on October 31, 2022, and the appointment of a new independent auditor on that same date. The Company expects to file the 2022 Form 10-K within the 15-day extension period (the “Extension Period”) afforded by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of applicable United States securities laws. These forward looking statements include: (i) statements regarding the Company’s expectation to file the 2022 Form 10-K within the Extension Period and the completion of matters necessary to permit such filing within the Extension Period, and (ii) statements regarding the Company’s financial results for the year ended September 30, 2022. Forward-looking statements are based on management’s current expectations or beliefs about the Company’s future plans, expectations and objectives. These forward-looking statements are not historical facts and are subject to risks and uncertainties that could cause the actual results to differ materially from those projected in these forward-looking statements. These risks include, but are not limited to, adjustments resulting from the completion by the Company’s auditor of their review of the 2022 Form 10-K and unexpected delays which the Company may incur in connection with the preparation of the 2022 Form 10-K. Readers of this Form 12b-25 are cautioned not to place undue reliance on forward-looking statements contained herein, which speak only as of the date of this Form 12b-25.

(Attach extra Sheets if Needed)

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mehran Ehsan	469	804-1306
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A attached to this Form 12b-25.

Permex Petroleum Corporation.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 29, 2022	By	/s/ Mehran Ehsan
Mehran Ehsan
President and Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit A

To

Form 12b-25

Part IV, Item (3)

The Company has increased oil and gas production since the year ended September 30, 2021, and as a result, based on information that is available at this time, the Company’s total revenues for the year ended September 30, 2022 is expected to be approximately $916,154 compared to total revenues of $94,816 for the year ended September 30, 2021, and the Company’s total operating expenses and operating loss are expected to be approximately $4,073,305 and $3,157,151, respectively, for the year ended September 30, 2022, compared to total operating expenses and operating loss of $1,339,873 and $1,245,057, respectively, for the year ended September 30, 2021. The Company cautions that the estimation of total revenues, total operating expenses and operating loss for the year ended September 30, 2022 is preliminary and subject to change, possibly materially, following the completion and review of the Company’s financial statements.